                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of [December], 2002


                                MIRAE CORPORATION
                 (Translation of registrant's name into English)


             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F [X]             No       Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [_]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.



        The registrant files with the Korea Securities Exchange the notice dated December 16, 2002. Attached is English language version of the notice.

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     The following table sets forth the details of an affiliate company, Alpha
Logics Co., Ltd.

--------------------------------------------------------------------------------------------------
1.  Subject          Company Name                Alpha Logics Co., Ltd.
    Affiliate
    Company
                     ---------------------------------- ------------------------------------------
                     CEO                         Hyun-Chul Chung
                     -----------------------------------------------------------------------------
                     Capital                     1,800,000,000 won
                     -----------------------------------------------------------------------------
                     Total Assets                1,800,000,000 won
                     -----------------------------------------------------------------------------
                     Core Business               Software development & sales
--------------------------------------------------------------------------------------------------
2.  Summary          Before                      7
    of Affiliate     -----------------------------------------------------------------------------
    companies        After                       8
--------------------------------------------------------------------------------------------------
3.  Total Assets     Before                      376,672,751,534 won
    of Affiliate     -----------------------------------------------------------------------------
    companies        After                       378,472,736,534 won
--------------------------------------------------------------------------------------------------
4.  Purpose of Investment                        Investment on forgery-free technology
                                                 and related field
--------------------------------------------------------------------------------------------------
5.  Date of Investment                           December 16, 2002
--------------------------------------------------------------------------------------------------
6.  Others                                       Mirae  Corporation  included  Alpha  Logics Co.,
                                                 Ltd. as its affiliate due to Softforum,  Mirae's
                                                 affiliate, acquired Alpha Logics' shares.
                                                 -------------------------------------------------
                                                 Total acquired shares: 359,997 shares

                                                 -------------------------------------------------
                                                 Shareholding Ratio: 99.9%

--------------------------------------------------------------------------------------------------

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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2002





By  /s/ MiRi Chung
   --------------------------
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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